 Form 6-K

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2020

Commission File Number: 1-32575

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Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

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30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]            No  [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC CAREL VAN BYLANDTLAAN 16, 2596 HR THE HAGUE, THE NETHERLANDS TUESDAY MAY 19, 2020 AT 10:00 (DUTCH TIME) THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your shares in Royal Dutch Shell plc (the “Company”), please give this document and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser. SEE INSIDE FOR INFORMATION ABOUT THE SHAREHOLDER PRESENTATION IN LONDON

Notice of Annual General Meeting 2020

CONTENTS

3
CHAIR'S LETTER

4
NOTICE OF ANNUAL GENERAL MEETING

6
SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT

7
DIRECTORS' RESPONSE TO SHAREHOLDER RESOLUTION

8
EXPLANATORY NOTES ON RESOLUTIONS

10
DIRECTORS' BIOGRAPHIES

18
SHAREHOLDER NOTES

21
ATTENDANCE ARRANGEMENTS

22
APPENDIX: SUMMARY OF THE REMUNERATION POLICY

Cautionary note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this Notice of Annual General Meeting, the term "Company" is used to refer to Royal Dutch Shell plc; however, "Shell," "we", "us" and "our" are sometimes used for convenience where references are made to Royal Dutch Shell plc and/or its subsidiaries in general. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Also in this Notice of Annual General Meeting, we refer to "Shell's net carbon footprint," which includes Shell's carbon emissions from the production of our energy products, our suppliers' carbon emissions in supplying energy for that production and our customers' carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions but, to support society in achieving the Paris Agreement goals, aims to help and influence such suppliers and consumers to likewise lower theirs. The use of the terminology "Shell's net carbon footprint" is for convenience only and not intended to suggest these emissions are those of Shell or its subsidiaries.

Availability of documents

The Company's Annual Report and the Form 20-F for the year ended December 31, 2019 can be found at www.shell.com/annualreport. The 2020 Notice of Annual General Meeting can be found at www.shell.com/AGM.

If you would like to obtain, free of charge, a paper copy of any of these documents, please contact one of the following:

United Kingdom +44 (0)121 415 7073
USA +1 888 301 0504

E-communication

If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Royal Dutch Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company's Annual Report) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address, by registering online at www.shareview.co.uk/clients/shell, you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. If you choose to view shareholder communications by means of our website, you may change your mind at any time or obtain, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below.

Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
United Kingdom
0800 169 1679 (UK)
+44 (0)121 415 7073

Royal Dutch Shell plc
Registered in England and Wales, Company number 4366849
Registered office: Shell Centre, London, SE1 7NA, United Kingdom
Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands
Registered with the Dutch Trade Register under number 34179503

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2 Shell Notice of Annual General Meeting 2020

3 Shell Notice of Annual General Meeting 2020 Dear Shareholder, The evolving coronavirus pandemic is causing remarkable global turmoil with an uncertain outlook. On behalf of the Board, we hope that you and your loved ones are staying safe and healthy. Given the significant public health concerns associated with the virus, the Dutch and UK governments have placed increasingly stringent restrictions on public outings and gatherings. At the time of printing of this Notice, both the Dutch and UK governments have banned public gatherings with strict exceptions. Given the trajectory of the pandemic, particularly in Europe, the restrictions and public health risks could extend throughout the period within which we must hold our Annual General Meeting (“AGM”). However, we recognise that the situation analysis changes daily, and this could include stabilisation of the crisis and relaxation of the restrictions. At the same time, we must comply with current applicable law requiring us to set a place for the AGM. Given the uncertainty of the situation in May, we have currently scheduled the Company’s AGM at our headquarters location, at Carel van Bylandtlaan 16, 2596 HR The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 19, 2020. To be clear, safety is our priority interest – and that applies to our shareholders, our employees, all AGM support staff and the public. Moreover, we will of course fully respect and comply with Dutch law, which may prohibit or severely restrict attendance. Consequently, the AGM is subject to change, possibly at short notice. With that context, we respectfully urge shareholders to reflect on whether physically attending the meeting is in theirs and the public’s best interest this year. We strongly recommend you watch the meeting webcast in the safety of your homes and exercise your AGM voting rights online, ahead of the meeting. We recognise that some of our shareholders value the AGM as an opportunity to engage with the Board, and like us, they may consider the inability to do that this year as very regrettable. However, we must all put safety first, and the changes we are making in these exceptional circumstances have been made to protect our people and any attendees permitted by applicable law. We will continue to monitor the evolving situation and will endeavour to provide an alternative opportunity to engage with the Board in due course. We strongly encourage you to register in the “Keep up to date with Shell” section of our website at www.shell.com/investor to receive AGM information including any changes. Finally, the AGM will focus solely on the formal business set out in the Notice of Meeting. Regrettably, that means we will not hold presentations and most likely not have an interactive Question and Answer session nor will we provide food or refreshments. Limiting the meeting in that way enables us to conduct it swiftly so that we do not unnecessarily risk the health of any attendees, our employees and AGM support staff. We trust that you understand and support these decisions under the unprecedented circumstances this year. BUSINESS OF THE AGM The business to be conducted at the AGM is set out in this Notice with explanatory notes concerning each of the resolutions . The business is mainly of a routine nature for a listed company and your Board recommends that you vote in favour of Resolutions 1 to 20. However, we have received a shareholder resolution pursuant to Section 338 of the Companies Act 2006 and your Board recommends that you vote against this resolution (Resolution 21) for the reasons set out on page 7. The AGM will be conducted in English although there will be Dutch translation available . DIRECTORS In line with the UK Corporate Governance Code (the "Code"), all Directors will retire at the 2020 AGM and seek reappointment by shareholders except for Gerard Kleisterlee, Roberto Setubal and Linda Stuntz who stand down as Directors of the Company at the close of business of the AGM. Shareholders will also be asked to vote on the appointment of Dick Boer and Martina Hund - Mejean as Directors of the Company with effect from May 20, 2020 and Andrew Mackenzie with effect from October 1, 2020. The Nomination and Succession Committee recommended all new proposed appointments to the Board following its review of the additional skills, knowledge and experience needed on the Board and a rigorous and thorough search process. I believe that the Director appointments and reappointments proposed in Resolutions 4 to 15 are in the best interests of the Company. The biographical details of each Director are given on pages 10 to 16, along with a summary of the outcome of our 2019 Board Evaluation on page 17 and an overview of the skills and experience represented on the Board, also on page 17. I hope you will vote in support of these resolutions. QUESTION AND ANSWER SESSION Our AGM normally provides an opportunity for shareholders to ask questions about the business set out in this Notice and to raise other matters about the business of the Company. However, CHAIR’S LETTER FOR THE LATEST AGM NEWS Please register to receive AGM information in the “Keep up to date with Shell”, section of our website at www.shell.com/investor, where we will also notify shareholders of future events in 2020. AGM WEBCAST Our webcast will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on Tuesday May 19, 2020 – the day of the AGM. Shareholders who wish to follow the webcast should log on to www.shell.com/AGM/webcast and follow the online instructions. Further details can be found on page 19. SHAREHOLDER PRESENTATION, LONDON In prior years we have held a Shareholder Presentation in London, two days after the AGM. For the reasons outlined above, we have deemed it prudent to cancel this event this year. We recognise that some of our shareholders value this opportunity to engage with the Board, and like us, they may consider this news most unwelcome. However, we must consider safety first, and the changes we are making in these exceptional circumstances have been made to protect our people and those that may have attended this event. We will continue to monitor the evolving situation and will endeavour to provide an alternative opportunity to engage with the Board in due course. due to the extraordinary circumstances this year the process is likely to be changed to enable swift completion of the formal AGM business and minimise health exposure risks to the webcast hosts and webcast technicians and support staff. Effective engagement with our shareholders is highly valued by myself and the Board, and we continue to analyse potential solutions to facilitate engagement with our shareholders in an alternative way. VOTING All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. However, we strongly encourage you to vote your shares ahead of the meeting through the medium attributable to the way that you hold your shares. Yours faithfully, CHAD HOLLIDAY Chair March 24, 2020

4 Shell Notice of Annual General Meeting 2020 Notice is hereby given that the Annual General Meeting (“AGM“) of Royal Dutch Shell plc (the “Company”) is currently scheduled to be held at Carel van Bylandtlaan 16, 2596 HR, The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 19, 2020, for the purposes of considering the following business. Resolutions numbered 1 to 18 are being proposed as ordinary resolutions and those numbered 19 to 21 are being proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions at least three - quarters of the votes cast must be in favour. RESOLUTION 1 That the Company’s annual accounts for the financial year ended December 31, 2019, together with the Directors’ reports and the Auditor’s report on those accounts, be received. RESOLUTION 2 That the Directors’ Remuneration Policy, set out on pages 155 to 163 of the Directors’ Remuneration Report, be approved. RESOLUTION 3 That the Directors’ Remuneration Report, excluding the Directors’ Remuneration Policy set out on pages 135 to 154 of the Directors’ Remuneration Report, for the year ended December 31, 2019, be approved. RESOLUTION 4 That Dick Boer be appointed as a Director of the Company with effect from May 20, 2020. RESOLUTION 5 That Andrew Mackenzie be appointed as a Director of the Company with effect from 1 October, 2020. RESOLUTION 6 That Martina Hund - Mejean be appointed as a Director of the Company with effect from May 20, 2020. RESOLUTION 7 That Ben van Beurden be reappointed as a Director of the Company. RESOLUTION 8 That Neil Carson be reappointed as a Director of the Company. RESOLUTION 9 That Ann Godbehere be reappointed as a Director of the Company. RESOLUTION 10 That Euleen Goh be reappointed as a Director of the Company. RESOLUTION 11 That Charles O. Holliday be reappointed as a Director of the Company. RESOLUTION 12 That Catherine Hughes be reappointed as a Director of the Company. RESOLUTION 13 That Sir Nigel Sheinwald be reappointed as a Director of the Company. RESOLUTION 14 That Jessica Uhl be reappointed as a Director of the Company. RESOLUTION 15 That Gerrit Zalm be reappointed as a Director of the Company. RESOLUTION 16 That Ernst & Young LLP be reappointed as Auditor of the Company to hold office until the conclusion of the next AGM of the Company. RESOLUTION 17 That the Audit Committee be authorised to determine the remuneration of the Auditor for 2020 on behalf of the Board. RESOLUTION 18 That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €182.7 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 19, 2021, and the end of the AGM to be held in 2021 (unless previously renewed, revoked or varied by the Company in a general meeting) but, in each case, during this period, the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended . RESOLUTION 19 That if Resolution 18 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited: (A) to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities, as required by the rights of those securities or, as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and (B) to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (A) above) up to a nominal amount of €27.4 million, such power to apply until the earlier of the close of business on August 19, 2021 and the end of the AGM to be held in 2021 but, in each case, prior to its expiry, the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired. Notice of Annual General Meeting 2020 NOTICE OF ANNUAL GENERAL MEETING

5 Shell Notice of Annual General Meeting 2020 RESOLUTION 20 That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of €0.07 each (“ordinary shares”), such authority to be limited: (A) to a maximum number of 783 million ordinary shares; (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case, exclusive of expenses; such authority to apply until the earlier of the close of business on August 19, 2021, and the end of the AGM to be held in 2021 but in each case so that the Company may enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not ended. RESOLUTION 21 Shareholder resolution The Company has received notice pursuant to the UK Companies Act 2006 of the intention to move the resolution set forth on page 6 and incorporated herein by way of reference at the Company’s 2020 AGM. The resolution has been requisitioned by a group of shareholders and should be read together with their statement in support of their proposed resolution set forth on page 6. Your Directors consider that Resolution 21 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 21 for the reasons set out on page 7. By order of the Board LINDA M. COULTER Company Secretary March 11, 2020 This Notice of Meeting was signed off by the Board for publication on March 11, 2020. However, the Chair's letter and the Shareholder Notes section were updated to reflect the evolving coronavirus pandemic and the most recent information available at the time of printing regarding the heightened safety risks of, and governmental restrictions on, public gatherings.

6 Shell Notice of Annual General Meeting 2020 Shareholders support the Company to set and publish targets that are aligned with the goal of the Paris Climate Agreement to limit global warming to well below 2 ƒ C above pre - industrial levels. These targets need to cover the greenhouse gas (GHG) emissions of the company’s operations and the use of its energy products (Scope 1, 2 and 3), to be short - , medium - , and long - term, and to be reviewed regularly in accordance with best available science. We request that the company base these targets on quantitative metrics such as GHG intensity metrics (GHG emissions per unit of energy) or other quantitative metrics that the company deems suitable to align their targets with a well - below - 2 ƒ C pathway. Shareholders request that annual reporting include information about plans and progress to achieve these targets (at reasonable cost and omitting proprietary information). You have our support. SUPPORTING STATEMENT The oil and gas industry can make or break the goal of the Paris Climate Agreement. Therefore, oil and gas companies need the support of their shareholders to change course: first to align their targets with the Paris Climate Agreement, and second to invest accordingly in the energy transition to a net - zero emissions energy system. FIDUCIARY DUTY We, the shareholders, understand this support to be part of our fiduciary duty. A growing international consensus has emerged among financial institutions that climate - related risks are a source of financial risk, and therefore achieving the goals of Paris is essential to risk management and responsible stewardship of the economy. Institutional investors foresee that they cannot make a decent return on capital in a world economy disrupted by devastating climate change. Notice of Annual General Meeting 2020 SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT SCOPE 3 Reducing absolute emissions from the use of energy products (Scope 3 ) is crucial to achieving the goal of the Paris Climate Agreement, and we therefore support you to include these in your targets. This climate targets resolution reflects our belief that we need targets for all emissions (Scope 1,2, and 3) that are truly aligned with a well - below - 2 ƒ C pathway across the whole energy sector. EMISSIONS REDUCTIONS The goal of the Paris Climate Agreement is to limit global warming to well below 2 ƒ C above preindustrial levels, to aim for a global net - zero emissions energy system, and to pursue efforts to limit the temperature increase to 1.5 ƒ C. ■ 2 ƒ C: the median pathway of the IPCC Lower - 2 ƒ C pathway group (*) suggests an absolute emissions reduction of CO 2 from fossil fuels and industry (net) of approximately 70% by 2050, relative to 2016. ■ 1.5 ƒ C: in 2018, the IPCC emphasized that climate - related risks are significantly higher at 2 ƒ C than at 1.5 ƒ C, and that limiting warming to 1.5 ƒ C would require CO 2 emissions to reach net zero by 2050. (**) According to these IPCC pathways: to reach the goal of the Paris Climate Agreement, absolute net energy - related emissions should be reduced by approximately 70% (2 ƒ C) to 100% (1.5 ƒ C) by 2050, relative to 2016. (*) 54 pathways limiting peak warming to below 2 ƒ C during the entire 21st century with greater than 66% likelihood (IPCC special report Global Warming of 1.5ºC, 2018) (**) IPCC special report Global Warming of 1.5ºC, 2018. CLIMATE TARGETS In 2017, following significant shareholder support for a similar climate targets resolution, Royal Dutch Shell plc made an industry - leading statement by including Scope 3 in their ambition to halve the carbon intensity of their energy products by 2050. However, halving the carbon intensity in a growing energy system will not lead to a level of absolute emissions reduction necessary to actually achieve the goal of the Paris Climate Agreement, and is therefore not on a well - below - 2 ƒ C pathway. Moreover, this ambition has not resulted in an adequate change in investments beyond oil and gas. On the contrary – according to consultancy Rystad Energy – Shell’s medium - term investments aim to increase oil and gas production by 38% by 2030. Therefore, this resolution reflects our belief that every fossil fuel company needs visible and unambiguous shareholder support to (1) truly align its targets with the Paris Climate Agreement and (2) invest accordingly. We believe that the company could lead and thrive in the energy transition. We therefore encourage you to set targets that are inspirational for society, employees, shareholders, and the energy sector, allowing the company to meet an increasing demand for energy while reducing GHG emissions to levels compatible with the global intergovernmental consensus specified by the Paris Climate Agreement. You have our support.

7 Shell Notice of Annual General Meeting 2020 It is unnecessary and potentially counter - productive to Shell’s efforts to support society in meeting the goals of the Paris Agreement. Society is showing increasing drive to limit the average global temperature increase to 1.5 ƒ C above pre - industrial levels, and Shell welcomes this. Achieving this goal requires building a Net Zero Emissions economy by 2050. While this is technically and economically possible, it will require unprecedented collaboration and coordination. Shell aims to play its part to help deliver this outcome, in line with society and in collaboration with its customers who need and rely on energy. Shell has been at the forefront of successful energy transitions from its earliest days and is intent on leading through the next phase of change. Societal progress is likely to be uneven and move at different paces in different places. Shell has been working with its customers intensively to further understand how to accelerate this transition and harness the commercial opportunities it presents. Shell wants to ensure its business model is sustainable. A sustainable business model must be financially successful and in harmony with our customers’ and society’s needs. Shell sees significant potential to create future value for shareholders in this way. Shell has therefore announced its ambition to become a Net Zero Emissions energy business by 2050 or sooner. This ambition covers Shell’s Scope 1, 2 and 3 emissions. To deliver this ambition, in line with society, Shell aims to: ■ continue to reduce the Net Carbon Footprint of the energy mix it supplies. Shell has enhanced its Net Carbon Footprint ambition to be in line with society’s rising ambition to meet the 1.5˚C climate goal; ■ reduce its own operational (Scope 1 and 2) emissions to Net Zero by 2050 or sooner; ■ work to enable the decarbonisation of energy use of our customers (Shell Scope 3 emissions related to the use of the energy products it sells) by 2050 or sooner. This involves unprecedented partnering with customers, industry, governments and investors to achieve Net Zero Emissions from the use of energy. Further details about these ambitions, and a related press release, are available on Shell’s investor website. Shell’s new ambition is the next step in its long - term strategy to manage the risks and opportunities of the energy transition. It builds on actions Shell has taken since 2017, which include: ■ Setting medium and long - term ambitions to reduce the Net Carbon Footprint of the energy products it sells; ■ Setting public short - term Net Carbon Footprint targets to operationalise the medium and long - term Net Carbon Footprint ambitions; ■ Linking remuneration of senior executives to the delivery of its short - term Net Carbon Footprint targets and progress in growing its New Energies businesses; ■ Publishing progress against its Net Carbon Footprint targets in the Shell Sustainability Report; ■ Setting a methane emissions intensity target and convening the development of the Methane Guiding Principles initiative to accelerate industry action on methane emissions; ■ Implementing the recommendations of the Task Force on Climate Related Financial Disclosures to provide further information to investors; ■ Providing increased transparency on its climate - related lobbying through the publication of the Shell Industry Associations Climate Review report and periodic updates; and ■ Expressing public support for Net Zero Emissions targets set by the EU, the UK and for the Dutch Climate Accord. These are tangible actions. Shell is proud of them. They followed extensive consultation with investors, including the Institutional Investors Group on Climate Change (IIGCC). They have been widely recognised by investors, including by Follow This which, as a result, decided to withdraw its climate resolution last year. Most importantly, they are underpinned by real business activity. This includes rising investment in zero and lower carbon energy products and services such as wind power, biofuels, electric charging, hydrogen, nature - based solutions (NBS), and carbon capture and storage (CCS). Billions more have been invested bringing gas to customers, including as LNG, which can reduce emissions from the power sector by around half when used instead of coal. However, on their own, these efforts are still insufficient to decarbonise the economy, which will require action from many other parties. The vast majority of energy demand – and therefore emissions – comes from energy consumption driven by individual consumer choices as well as the needs of key sectors of the global economy. That demand – and those emissions – are not under Shell’s control. That is why we are seeking to work in partnership with customers, industry, governments and investors that are committed to achieving Net Zero Emissions. In September 2019, for example, Shell joined the Mission Possible Platform and several of its initiatives. These initiatives aim to decarbonise key sectors of the economy, including aviation, shipping and heavy road freight transport. Such partnerships are essential to effective climate action. Shell’s participation aims to help enable the delivery of Shell’s Net Zero Emissions ambition. Also, by being involved in the creation of Net Zero Emissions solutions, Shell seeks to develop commercial opportunities: enabling demand growth for lower and zero emissions energy products, as well as solutions to mitigate emissions. Shell is committed to this joint approach. Shell invites all businesses we interact with, which determine the demand for the energy Shell sells, to work together to realise society’s ambitions. Shell also invites all investors in Shell, and in other companies we interact with, to work together to achieve society’s ambitions. In light of the above, we consider the Follow This resolution to be unnecessary and potentially counter - productive, and we recommend a vote against the resolution for the following reasons: ■ Shell has a clear ambition to help decarbonise the energy system, in line with the Paris Agreement; ■ This includes its medium and long - term Net Carbon Footprint ambitions, as well as short - term Net Carbon Footprint targets, which provide a measurable and manageable incentive for management to deliver against; ■ Shell has a new ambition to reduce its own operational emissions to Net Zero by 2050 or sooner; ■ Shell has a new ambition to help our customers reduce their emissions from the use of the energy products it sells to Net Zero by 2050 or sooner; and ■ This approach provides the flexibility to ensure Shell can thrive and remain resilient through the energy transition. That will allow Shell to invest successfully at scale with confidence as the technologies our customers prefer, and the policy landscape, become clear. Your Directors recommend that shareholders show their support for this strengthened framework Shell has created by voting against this resolution. 1 Refers to the Scope 3 carbon emissions in absolute terms associated with the use by customers of the energy products Shell sells. 2 Shell’s ambition to reduce the NCF of the energy products it supplies has been increased from 50% to 65% by 2050 as our long - term ambition, and from 20% to 30% by 2035 as our medium - term ambition. 3 Refers to the Scopes 1 and 2 emissions in absolute terms associated with operations under direct Shell control. 4 We will track and report on progress of the first two aims (NCF reduction and NZE from our operations) and will work to develop a method for tracking and reporting reduction of emissions by our customers. Tracking the reduction of our customer’s emissions will require the development of accounting methodologies and frameworks. 5 Note: While, as of today, Shell’s operating plans and budgets do not reflect these newly announced ambitions, Shell’s aim is that, in the future, its operating plans and budgets will change to reflect this movement towards its new Net Zero Emissions ambition. However, these plans and budgets need to be in step with the movement towards a Net Zero Emissions economy within society and among Shell’s customers. DIRECTORS’ RESPONSE TO SHAREHOLDER RESOLUTION Your Directors consider Resolution 21 not to be in the best interests of the Company and its shareholders. We unanimously recommend that you vote against it.

8 Shell Notice of Annual General Meeting 2020 NOTE TO RESOLUTION 1 Annual Report and Accounts The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2019, together with the Directors’ reports and the Auditor’s report on those accounts. NOTE TO RESOLUTIONS 2 AND 3 Consideration and approval of the Directors’ Remuneration Policy and Directors’ Remuneration Report The current Directors’ Remuneration Policy was approved at the 2017 AGM and, in accordance with the relevant legislation, permitted the Company to make payments to the Directors consistent with the policy for a period of three years. It is now necessary to seek shareholder approval for the Directors’ Remuneration Policy for a further period of three years and Resolution 2, which is a binding vote, seeks such approval. The Board considers that the Policy is appropriate to the Company’s circumstances and should receive shareholder support. Resolution 3 is an advisory vote and seeks approval for the Directors’ Remuneration Report for the year ended December 31, 2019, excluding the Directors’ Remuneration Policy. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 2006. Both are ordinary resolutions. NOTE TO RESOLUTION 4, 5 AND 6 Appointment of Director The Board has proposed the appointment of Dick Boer and Martina Hund - Mejean as Directors of the Company with effect from May 20, 2020 and Andrew Mackenzie with effect from October 1, 2020. Their biographical details are given on page 15 to 16. The Board recommends that you support the appointment of each of the Directors standing for election. NOTE TO RESOLUTIONS 7 TO 15 In line with the Code, all Directors will retire at the AGM and seek reappointment by shareholders except for Gerard Kleisterlee, Roberto Setubal and Linda Stuntz who stand down as a Directors of the Company at the close of business of the AGM. The biographical details of those Directors seeking reappointment are given on pages 10 to 14 along with a Statement from our current Senior Independent director, Gerard Kleisterlee, regarding the tenure of our Chair (page 10). Pursuant to the Code, all Non - executive Directors have received performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties. Please see the summary of the 2019 Board evaluation on page 17 . A full overview of the board evaluation can be found on pages 119 and 120 of the Annual Report for the year ended December 31 , 2019 . The Board recommends that you support the reappointment of each of the retiring Directors standing for reappointment at the AGM. NOTE TO RESOLUTIONS 16 AND 17 Reappointment of Auditor and determination of Auditor’s remuneration The Company is required to appoint an Auditor for each financial year of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company. Resolution 16 proposes the reappointment of Ernst & Young LLP as the Company’s Auditor and Resolution 17 seeks authority for the Audit Committee to determine their remuneration on behalf of the Board. NOTE TO RESOLUTION 18 Authority to allot shares This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate nominal amount equal to €182.7 million (representing 2,610,818,754 ordinary shares of €0.07 each). This amount represents approximately one - third of the issued ordinary share capital of the Company as at March 11, 2020, the latest practicable date prior to publication of this Notice. The Company does not hold any shares in treasury as at the date of this Notice. This authority complies with the guidelines issued by institutional investors. The Directors’ authority under this resolution will expire at the earlier of the close of business on August 19, 2021, and the end of the AGM of the Company to be held in 2021. The Directors have no present intention to exercise the authority sought under this resolution, however the full authority gives the Directors flexibility to take advantage of business opportunities as they arise. NOTE TO RESOLUTION 19 Disapplication of pre - emption rights This resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. It would give the Directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings. This authority would be, similar to previous years, limited to allotments or sales in connection with pre - emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of €27.4 million (representing 391 million ordinary shares of €0.07 each). This aggregate nominal amount represents, in accordance with institutional investor guidelines, approximately 5% of the issued ordinary share capital of the Company as at March 11, 2020, the latest practicable date prior to publication of this Notice. In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre - Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three - year period without prior consultation with shareholders. The authority will expire at the earlier of the close of business on August 19, 2021, and the end of the AGM of the Company to be held in 2021. The Directors have no immediate plans to make use of this authority. Notice of Annual General Meeting 2020 EXPLANATORY NOTES ON RESOLUTIONS

9 Shell Notice of Annual General Meeting 2020 NOTE TO RESOLUTION 20 Renewal of authority to make market purchases of ordinary shares This resolution will be proposed as a special resolution, which requires at least three - quarters of the votes cast to be in favour. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), renewing the authority granted by the shareholders at previous AGMs. The Board regards the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. The Directors confirm that they will exercise the ongoing buy - back authority only when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. The Board is making no recommendation as to whether shareholders should sell their ordinary shares in the Company. The Company purchased 216 million ordinary shares in the period from the last AGM to March 11, 2020, under the existing authority. All shares purchased have been/ will be cancelled. Ordinary shares purchased by the Company pursuant to this authority will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury. The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out. The Company has no warrants in issue in relation to its shares and no options to subscribe for its shares outstanding. The authority will expire at the earlier of the close of business on August 19, 2021, and the end of the AGM of the Company to be held in 2021. NOTE TO RESOLUTION 21 Shareholder Resolution Resolution 21 is a special resolution and has been requisitioned by a group of shareholders. It should be read together with their statement in support of their proposed resolution. The shareholder resolution and supporting statement is given on page 6 and the Directors’ response is given on page 7. Your Directors consider that Resolutions 1 to 20 are in the best interests of the Company and its shareholders as a whole. The Directors therefore unanimously recommend that you vote in favour of Resolutions 1 to 20. However, they consider that Resolution 21 is not in the best interests of the Company and its shareholders and unanimously recommend that you vote against Resolution 21 for the reasons set out on page 7.

10 Shell Notice of Annual General Meeting 2020 Notice of Annual General Meeting 2020 DIRECTORS’ BIOGRAPHIES Career Charles (Chad) Holliday was appointed Chair of the Board of Royal Dutch Shell plc with effect from May 19, 2015. He was Chief Executive Officer of DuPont from 1998 to 2009, and Chairman from 1999 to 2009. He joined DuPont in 1970 after receiving a BS in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six - year Tokyo - based posting as President of DuPont Asia/Pacific. He has previously served as Chairman of the Bank of America Corporation, The Business Council, Catalyst, the National Academy of Engineering, the Society of Chemical Industry (American Section) and the World Business Council for Sustainable Development. He is a founding member of the International Business Council. Relevant skills and experience Chad has a distinguished track record as an international businessman. He was originally appointed to the Board as a Non - executive Director in September 2010 and, prior to his May 2015 appointment as Chair of the Board, served as Chair of the Safety, Environment and Sustainability Committee and Member of the Remuneration Committee. He has a deep understanding of international strategic, commercial and environmental issues, and gained extensive experience in the areas of safety and risk management during his time with DuPont. In his role as Chair, Chad is committed to developing and maintaining a strong dialogue with investors and other key stakeholders and ensures that their views are considered during Board discussions and decision - making. He has also demonstrated a strong commitment to ensuring that the highest standards of corporate governance, safety, ethics and compliance are maintained. Chad is a particularly avid advocate of greater diversity, which is reflected in the Board’s current diversity mix and increased diversity goals across the Shell Group. Chad’s performance was evaluated by the other Directors, led by Gerard Kleisterlee, Deputy Chair and Senior Independent Director, in 2019. More information on the external board evaluation process can be found on page 114 of the 2019 Annual report. CHARLES O. HOLLIDAY Chair Tenure Chair – 4 years and 9 months (appointed Chair May 19, 2015). On Board – 9 years and 6 months (appointed September 1, 2010) (see page 113 of the Annual report for further information) Board Committee membership Chair of the Nomination and Succession Committee Outside interests/commitments Presiding Director of HCA Holdings, Inc. Director of Deere & Company. Member of the Critical Resource’s Senior Advisory Panel. Member of the Royal Academy of Engineering (UK). Age Nationality 72 US citizen CHAIR TENURE The text below is provided by Gerard Kleisterlee, Senior Independent Director. Charles O . Holliday (Chad) was appointed as Chair in 2015 after four and a half years on the Board as a Non - executive Director . In September 2019 , he reached a tenure of nine years . The provisions of the Code address Chair tenure and provide a limit of nine years from the date of first appointment to the Board. However, the Code pragmatically acknowledges that this period can be extended for a limited time to facilitate orderly, effective succession planning and the development of a diverse board. In the 2018 Annual Report and Form 20 - F we highlighted that Chad’s tenure had been discussed in numerous shareholder engagements and it was disclosed that shareholders were supportive of the extension of his tenure to the 2021 AGM . This meets the Code’s limited exception, particularly as the Chair was an existing Non - executive Director on appointment . The Board also takes comfort from the support for Chad’s re - election at the 2019 AGM ( 96 % votes in favour) and ongoing support from shareholders . The Board continues to believe that retaining Chad on the Board and in the position of Chair until the 2021 AGM is right for the business. The Board is confident that this facilitates more effective phasing of his succession. As stated last year, and agreed by shareholders, an earlier departure would be disruptive and could leave a significant deficiency in Shell’s corporate knowledge when taking into account the forthcoming departures of other long - serving Directors: both myself and Linda Stuntz. The Board believes that Chad remains an effective Chair, which was strongly the Board . Although the Board will continue to assess his objectivity, the Board is assured that Chad will continue to exercise objective judgment, despite his tenure surpassing nine years . The Board finds that the continuity of his corporate knowledge and experience is essential to complement and support the new skills and experience of Director appointments of the last few years, as well as those proposed to join the Board in this Notice of Meeting. Chad’s innate understanding and knowledge of the Shell Group, coupled with the strong Shell relationships he has established, are appreciated and highly valued by the Board. His skills enable him to effectively challenge management and coach other, particularly new, Non - executive Directors on the intricacies and nuances of the business, thereby better equipping them to similarly effectively challenge management and enhance overall governance. The Board has also achieved increased diversity under Chad’s leadership as Chair. Chad’s leadership of the Board through to 2021 is critical to the Board's effective succession planning through the short term.

11 Shell Notice of Annual General Meeting 2020 BEN VAN BEURDEN Chief Executive Officer Tenure 6 years and 2 months (appointed January 1, 2014) Board Committee membership N/A Outside interests/commitments No external appointments Age Nationality 61 Dutch Career Ben was Downstream Director from January to September 2013. Before that, he was Executive Vice President Chemicals from 2006 to 2012. In this period, he also served on the boards of a number of leading industry associations, including the International Council of Chemicals Associations and the European Chemical Industry Council. Prior to this, he held a number of operational and commercial roles in both Upstream and Downstream, including Vice President Manufacturing Excellence. He joined Shell in 1983, after graduating with a master’s degree in chemical engineering from Delft University of Technology, the Netherlands. Relevant skills and experience Ben has more than 35 years of Shell experience and has built a deep industry understanding and proven management experience across the technical and commercial roles which he has undertaken over his career. Since 2016, Ben has led Shell to deliver strong financial results, total shareholder returns and earnings per share. He also led Shell through ending the scrip dividend and the start of a $25 billion share buyback programme. Under his leadership Shell New Energies has been established and Shell has announced industry - leading initiatives in response to the global challenge of the energy transition to a lower - carbon future, including the introduction of Shell’s Net Carbon Footprint ambition. Shell is now at the forefront of a cross - industry push to reduce the greenhouse gas impact of natural gas with the Methane Guiding Principles. Ben led the Company through the acquisition and integration of BG Group, executed an impressive reshaping of our portfolio and completed a divestment programme of $30 billion of non - core assets, making the Shell Group simpler. Career Euleen is an Associate of the Institute of Chartered Accountants in England and Wales, a Fellow of the Singapore Institute of Chartered Accountants and has professional qualifications in banking and taxation. She has held various senior management positions within Standard Chartered Bank and was Chief Executive Officer of Standard Chartered Bank, Singapore, from 2001 until 2006. She is also a Fellow of the Singapore Institute of Directors. She has also held non - executive appointments on various boards including Aviva plc, MediaCorp Pte Ltd, Singapore Airlines Ltd, Singapore Exchange Ltd, Standard Chartered Bank Malaysia Berhad, Standard Chartered Bank Thai plc, CapitaLand Ltd and Temasek Trustees Pte Ltd. She was previously Non - executive Chairman of the Singapore International Foundation, and Chairman of International Enterprise Singapore and the Accounting Standards Council, Singapore. Relevant skills and experience Euleen’s current roles as Chair of the Board of Directors of various international companies provide significant experience in the area of strategy development and international businesses. She is a champion of diversity and constructively challenges the Board and management to continue to progress in this area. Based in Singapore and as Chair of the Risk Committee of the largest bank in south - east Asia, Euleen is close to key emerging/growth markets for our business. Euleen’s risk management expertise has elevated the Board’s deep deliberations around risk governance. Her extensive travel around the world, through her various executive and non - executive roles, has equipped her with broad geopolitical insight and significant knowledge of operating in the Asian region. Euleen uses her financial acumen to pose probing and insightful questions, both in and beyond the boardroom. This contributes to well - rounded and incisive Board discussions. [A] On January 29, 2020, the Board appointed Euleen Goh as Deputy Chair and Senior Independent Director with effect from May 20, 2020. EULEEN GOH Independent Non - executive Director [A] Tenure 5 years and 6 months (appointed September 1, 2014) Board Committee membership Member of the Nomination and Succession Committee Outside interests/commitments Chairman of SATS Ltd. Non - executive Director of DBS Bank Ltd and DBS Group Holdings Ltd. Trustee of the Singapore Institute of International Affairs Endowment Fund. Chairman of the Governing Council of the Singapore Institute of Management and Non - executive Director of Singapore Health Services Pte Ltd, both of which are not - for - profit organisations. Age Nationality 64 Singaporean

12 Shell Notice of Annual General Meeting 2020 Notice of Annual General Meeting 2020 DIRECTORS’ BIOGRAPHIES continued JESSICA UHL Chief Financial Officer Tenure 3 years (appointed March 9, 2017) Board Committee membership N/A Outside interests/commitments No external appointments Age Nationality 52 US citizen Career Jessica was Executive Vice President Finance for the Integrated Gas business from January 2016 to March 2017. Previously, she was Executive Vice President Finance for Upstream Americas from 2014 to 2015, Vice President Finance for Upstream Americas Unconventionals from 2013 to 2014, Vice President Controller for Upstream and Projects & Technology from 2010 to 2012, Vice President Finance for the global Lubricants business from 2009 to 2010, and Head of External Reporting from 2007 to 2009. She joined Shell in 2004 in finance and business development, supporting the Renewables business. Prior to joining Shell, Jessica worked for Enron in the USA and Panama from 1997 to 2003 and for Citibank in San Francisco, USA, from 1990 to 1996 . She obtained a BA from UC Berkeley in 1989 and an MBA at INSEAD in 1997 . Relevant skills and experience Jessica is a highly regarded executive with a track record of delivering key business objectives, from cost leadership in complex operations to mergers and acquisitions delivery. Jessica’s extensive experience combines an external perspective with more than 15 years of Shell experience: she has held finance leadership roles in Europe and the USA, in Shell’s Upstream, Integrated Gas and Downstream businesses, as well as in Projects & Technology and Corporate. Jessica’s tenure as CFO has also been impressive. She was appointed not long after the BG acquisition, when Shell’s debt, gearing and development costs were high and when the oil price was still recovering from the lower levels in 2016. In these challenging conditions, but with great enthusiasm, clarity and discipline, Jessica has overseen Shell’s delivery of industry leading cash flow from operating activities (for the 14th consecutive quarter at the end of 2019) and shareholder distributions ($25 billion in 2019). Jessica has also been a leading force for transparency in the energy industry, including on taxes and climate change. Under her tenure, Shell has continued to expand and enhance disclosures related to climate change in line with the Task Force on Climate - Related Financial Disclosures principles. Most recently, under her guidance, Shell published the Tax Contribution Report, which includes country - by - country report data, a standard set by the Organisation for Economic Co - operation and Development (OECD). Career Neil is a former FTSE 100 chief executive. After completing an engineering degree, Neil joined Johnston Matthey in 1980 where he held several senior management positions in both the UK and the US, before being appointed Chief Executive Officer in 2004. Since retiring from Johnston Matthey in 2014, Neil has focused his time on his non - executive roles. Relevant skills and experience Neil is highly experienced, has a broad industrial outlook and a highly commercial approach with a practical perspective on businesses. He brings a track record of strong operational exposure, familiarity with capital - intensive business and a first - class international perspective on driving value in complex environments. Neil was awarded an OBE for services to the chemical industry in 2016. Neil has leveraged upon his current and past experience in non - executive positions and, despite being new to the Shell Board, he has already made significant contributions to Board discussions. He has also provided valuable insight based on his former executive position and operational experience. A. On January 29, 2020, the Board appointed Neil Carson as Chair of the Remuneration Committee with effect from May 20, 2020. Neil has been a member of this Committee since June 1, 2019 and has previously served on a Remuneration Committee before joining the Shell Board. B. On December 9, 2019 TTE plc announced Neil’s intention to step down as Non - executive Director and Chair of TTE plc, once his successor has been found. NEIL CARSON OBE Independent Non - executive Director Tenure 9 months (appointed June 1, 2019) Board Committee membership Member of the Safety, Environment and Sustainability Committee and member of the Remuneration Committee [A] Outside interests/commitments Non - executive Chairman of Oxford Instruments plc and TT Electronics plc [B] Age Nationality 62 British

13 Shell Notice of Annual General Meeting 2020 Career Ann started her career with Sun Life of Canada in 1976 in Montreal, Canada, and joined M&G Group in 1981, where she served as Senior Vice President and Controller for both life and health, and property and casualty businesses throughout North America. She joined Swiss Re in 1996, after it acquired the M&G Group, and served as Chief Financial Officer from 2003 to 2007. From 2008 to 2009, she was interim Chief Financial Officer and an Executive Director of Northern Rock bank in the initial period following its nationalisation. Ann has also held several non - executive director positions at Prudential plc, British American Tobacco plc, UBS AG, and UBS Group AG. Most recently, and until May 2019, Ann served as a Non - executive Director of Rio Tinto plc and Rio Tinto Limited. She was also Senior Independent Director of Rio Tinto plc. Relevant skills and experience Ann is a former CFO, a Fellow at the Institute of Chartered Professional Accountants, and has more than 25 years of experience in the financial services sector. She has worked her entire career in international business and has lived in or served on boards in nine countries. Ann makes significant contributions and adds exceptional value by bringing both her extensive experience and a new perspective to Board discussions. Ann’s long international business career brings with it an invaluable global perspective and understanding, which is reflected in the insights and constructive challenges she brings to the boardroom . Ann was appointed Chair of the Audit Committee on July 1 , 2019 , and has made significant contributions in this role . Her highly relevant skills, particularly in investment appraisal and financial risk management, have been a welcome addition to our Board and Audit Committee . ANN GODBEHERE Independent Non - executive Director Tenure 1 year and 9 months (appointed May 23, 2018) Board Committee membership Chair of the Audit Committee Outside interests/commitments Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada. Age Nationality 64 Canadian and British Career Catherine was Executive Vice President International at Nexen Inc., from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside Canada. She joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources. Prior to joining Nexen Inc., she was Vice President Oil Sands at Husky Oil from 2007 to 2009 and Vice President Exploration & Production Services, from 2005 to 2007. She started her career with Schlumberger in 1986 and held key positions in various countries, including France, Italy, Nigeria, the UK and the USA, and was President of Schlumberger Canada Ltd for five years. She was a Non - executive Director of Statoil from 2013 to 2015. Relevant skills and experience Catherine contributes her industry knowledge and ease of engagement with other Directors and managers in the boardroom. With her 30 years of oil and gas sector experience, she brings a geopolitical outlook and deep understanding of the industry. An engineer by training, she has also spent a significant part of her career working in senior human resources roles. The Board highly regards her perspectives on our industry and our most important asset, our people. Catherine has a strong track record of executing operational discipline with a focus on performance metrics and a continual drive for excellence. Her knowledge of the technology underpinning oil and gas operations, logistics, procurement and supply chains benefits the Board greatly as it considers various projects and investment or divestment proposals. She also uses her industry knowledge – combined with her commitment to the highest standards of corporate governance and safety, ethics and compliance – in her membership of our Safety, Environment and Sustainability Committee, while using her human resources experience in her membership of the Remuneration Committee. CATHERINE J. HUGHES Independent Non - executive Director Tenure 2 years and 9 months (appointed June 1, 2017) Board Committee membership Member of the Safety, Environment and Sustainability Committee and member of the Remuneration Committee Outside interests/commitments Non - executive Director of SNC - Lavalin Group Inc. Age Nationality 57 Canadian and French

14 Shell Notice of Annual General Meeting 2020 Notice of Annual General Meeting 2020 DIRECTORS’ BIOGRAPHIES continued Career Sir Nigel was a senior British diplomat who served as British Ambassador to the USA from 2007 to 2012, before retiring from the Diplomatic Service. Prior to this, he served as Foreign Policy and Defence Adviser to the Prime Minister and as British Ambassador and Permanent Representative to the European Union in Brussels. He joined the Diplomatic Service in 1976 and served in Brussels, Moscow, Washington and in a wide range of policy roles in London. Since 2012, he has taken on a number of international business roles, and has supported organisations involved in higher education and international affairs. Relevant skills and experience Sir Nigel’s distinguished track record including three of the most senior international roles in British public service has given him broad geopolitical and public policy experience, as well as knowledge of regulatory issues, communications and stakeholder management. He has a global and strategic outlook which enables him to identify emerging issues that could present geopolitical or reputational challenges. Sir Nigel brings a unique government policy perspective to our strategic discussions particularly on topics such as the energy transition, that are strongly influenced by the views of governments and a complex range of interested parties. His many contributions to the Board on this and other strategic and operational topics often reflect the interconnections between geopolitics, business and external stakeholder engagement. He is used to operating in challenging environments and is committed to active external engagement. This, and his understanding of public policy and regulatory issues through his career in government service and membership of think tank and university boards, makes him well suited to the role of Chair of our Safety, Environment and Sustainability Committee. SIR NIGEL SHEINWALD GCMG Independent Non - executive Director Tenure 7 years and 8 months (appointed July 1, 2012) Board Committee membership Chair of the Safety, Environment and Sustainability Committee and member of the Remuneration Committee Outside interests/commitments Non - executive Director of Invesco Ltd and Raytheon UK. Senior Adviser to Tanium Inc. and to the Universal Music Group. Visiting Professor and Council Member of King’s College, London. Age Nationality 66 British Career Gerrit was an adviser to PricewaterhouseCoopers during 2007, Chairman of the Trustees of the International Accounting Standards Board from 2007 to 2010, and an adviser to Permira from 2007 to 2008. He was Chief Economist of DSB Bank from July 2007 to January 2008, Chief Financial Officer from January 2008 to December 2008, and Chairman of the Managing Board of ABN AMRO Bank N.V. from 2010 to 2016. He was Minister of Finance of the Netherlands, twice, from 1994 to 2002 and from 2003 to 2007. In between, he was Chairman of the parliamentary party of the VVD. Prior to 1994 , he was head of the Netherlands Bureau for Economic Policy Analysis, a professor at Vrije Universiteit Amsterdam, and held various positions at the Ministry of Finance and the Ministry of Economic Affairs . He studied general economics at the Vrije Universiteit Amsterdam, from where he also received an honorary doctorate in economics . Relevant skills and experience An economist by background, Gerrit’s distinguished 12 - year service as the Minister of Finance to the Netherlands, coupled with his experience gained from his time with ABN AMRO Bank, brings a deep and valuable understanding of Dutch politics and financial markets to the Board. His international financial management expertise and strategic development experience also benefits the Audit Committee. A highly regarded and seasoned leader in both the public and private spheres, his significant experience in analysing financial commitments from a wider public stakeholder and a global business standpoint serves the Board well, particularly when considering investment proposals. Gerrit consistently and concisely articulates the logic and reasoning behind his views, benefiting the Board and management. His questions often trigger other analytical questions from fellow Directors, which serves to deepen and widen Board discussions. GERRIT ZALM Independent Non - executive Director Tenure 7 years and 2 months (appointed January 1, 2013) Board Committee membership Member of the Audit Committee and member of the Remuneration Committee Outside interests/commitments Director of Moody’s Corporation inc and Danske Bank A/S Age Nationality 67 Dutch

Career Dick was President and Chief Executive Officer of Ahold Delhaize from 2016 to 2018. Prior to the merger between Ahold and Delhaize, he served as President and CEO of Royal Ahold from 2011 to 2016. From 2006 to 2011 he was a member of the Executive Board of Ahold and served as Chief Operating Officer of Ahold Europe from 2006 to 2011. Dick joined Ahold in 1998 as CEO of Ahold Czech Republic and was appointed President and CEO of Albert Heijn in 2000. In 2003, he also became President and CEO of Ahold’s Dutch businesses. Prior to joining Ahold, Dick spent more than 17 years in various retail positions for SHV Holdings N.V. in the Netherlands and abroad and for Unigro N.V. Relevant skills and experience Dick is a highly regarded recently retired Chief Executive, who has a deep understanding of brands and consumers, and extensive knowledge of the US and European markets, from his time leading one of the world’s largest food retail groups. He brings a career’s worth of experience at the forefront of retailing and customer service which extended in more recent years to e - commerce and the digital arena. This experience is most timely as Shell focuses on the growth of our marketing businesses and increasing consumer choices in energy products. Dick is a balanced leader with sound business judgement and proven track record in strategic delivery, evidenced from the bringing together of two former competitor companies. In addition, he has a genuine passion for sustainability and is well aware of the importance of the varying stakeholder interests in this area. The Board fully supports his appointment and looks forward to welcoming him and benefiting from his experience and perspectives. DICK BOER Independent Non - executive Director Board Committee membership N/A Outside interests/commitments Non - executive Director for Nestlé and SHV Holdings; Chairman of the Advisory Board for G - Star RAW; member of the Supervisory Board of Royal Concertgebouw; Chairman of Rijksmuseum Fonds; Board member of Curatorium and Founding Member of NL2025 Age Nationality 62 Dutch Proposed start date May 20, 2020 Career Andrew joined BHP in 2008, becoming Group CEO from 2013 to 2019, when he systematically simplified and strengthened the business, transformed performance and created options for the future. From 2004 to 2007 at Rio Tinto, he was Head of Industrial Minerals, then Head of Industrial Minerals & Diamonds. Prior to this Andrew spent 22 years with BP, joining in 1982 in R&D, followed by international operations and technology roles across most business streams and functions – principally in E&P and petrochemicals, including as Chief Reservoir Engineer and Chief Technology Officer. Latterly he was Group Vice President for Chemicals in the Americas, then Olefins and Polymers globally. From 2005 to 2013 Andrew served as a Non - executive Director of Centrica. He has also served on many non - for - profit boards, including public policy think tanks in the UK and Australia. Relevant skills and experience Andrew is a highly experienced leader of major international FTSE business, and has over 30 years’ experience in the oil and gas, petrochemicals and minerals industry. Following early academic distinction, Andrew made seminal contributions to geochemistry, including ground - breaking methods for oil exploration and recovery. He was recognised as ‘one of the world’s most influential earth scientists’ and made a Fellow of the Royal Society in 2014. Having lived and worked in all five continents, Andrew applied his deep understanding of the energy business and geopolitical outlook to create public - private partnerships and advise governments around the world. As a leading earth scientist, Andrew has consistently pursued sustainable action on climate change in the interests of access to affordable energy and global development. His expertise here will help Shell navigate the energy transition. Andrew is also a committed champion of gender balance, the rights of indigenous peoples, and of the power of large companies to drive social reform. The Board fully supports his appointment and looks forward to welcoming him and benefiting from his experience and perspectives. S he l l N o t i c e o f A nnu a l Gene r a l Me e t in g 2 0 2 0 15 ANDREW MACKENZIE Independent Non - executive Director Board Committee membership N/A Outside interests/commitments Fellow of the Royal Society of London Deputy Chair of the International Council on Mining and Metals Age Nationality 63 British Proposed start date October 1, 2020

1 6 Shell Notice of Annual General Meeting 2020 Notice of Annual General Meeting 2020 DIRECTORS’ BIOGRAPHIES continued Career Linda was General Counsel of the Upstream Americas business and Head of Legal US, based in the USA, from 2014 to 2016. Previously, she was Group Chief Ethics & Compliance Officer based in the Netherlands from 2011 to 2014. Since joining Shell in 1995, she has also held a variety of legal positions in the Shell Oil Company in the USA, including Chemicals Legal Managing Counsel and other senior roles in employment, litigation, and commercial practice. Relevant skills and experience Linda is our Company Secretary and plays an important role as Shell’s General Counsel Corporate, overseeing corporate legal teams in Belgium, Canada, the Netherlands, Switzerland, the UK and the USA. The various legal roles Linda has undertaken at our headquarters, and in supporting both the Upstream and Downstream businesses, have provided her with a strong understanding of our global operations and people. Her experience of engaging with the Board in previous roles, coupled with her broad understanding and engagement across Shell’s businesses and functions, helps to ensure that the right matters come to the Board at the right time. LINDA M. COULTER Company Secretary Tenure 3 years and 2 months (appointed January 1, 2017) Age Nationality 52 US citizen Career Martina was Chief Finance Officer of Mastercard Inc from 2007 to 2019. From 2002 to 2007 she was Senior Vice President, Corporate Treasurer at Tyco International Ltd and from 2000 to 2002 she was Senior Vice President, Treasurer at Lucent Technologies. Prior to this Martina spent 12 years with General Motors undertaking a number of senior roles within their finance operations. Relevant skills and experience Originally from Germany, Martina has spent 30 years in the United States and is an experienced global executive. Her financial and operational leadership of technology - focused companies is extremely relevant as Shell explores new technology - enabled business models. Martina also brings diverse sector experience to the Board, most recently from operating at a large global organisation in the highly regulated finance industry. Martina is known for her straight - forward and direct approach. She maintains the highest standards of leadership, strategic thinking and financial stewardship, and beyond the financial results and accolades, she has also left a legacy of integrity, mentorship and the promotion of diversity. Martina’s deep financial knowledge will enable her to make robust, demanding and constructive challenge to our investment considerations and help ensure that our projects are aligned with our strategic intent . The Board fully supports her appointment and looks forward to welcoming her and benefiting from her experience and perspectives . MARTINA HUND - MEJEAN Independent Non - executive Director Board Committee membership N/A Outside interests/commitments Non - executive Director of Prudential Financial, Inc, Colgate - Palmolive Company and Truata Ltd. (a privately held company providing data anonymization solutions) A ge 59 Nationality German and US Citizen Proposed start date May 20, 2020

BOARD EVALUATION

The evaluation of the Board was conducted according to the guidance in the Code and was facilitated externally by Ffion Hague at Independent Board Evaluation. The evaluation was segmented into three stages, discussion and observation, analysis and conclusions.

All participants were interviewed by Ffion according to a set agenda tailored for the Board. Ffion was supported by her colleague for each interview. In addition, Ffion interviewed each Executive Committee member and the Company Secretary.

A report was compiled by the evaluation team based on the information and views supplied by the Board and other interviewees. All views or comments quoted in the report were made by participants during interviews.

Draft conclusions were discussed with the Chair and subsequently discussed with the whole Board at a meeting in December 2019 with Ffion present. At its meeting in December 2019, the performance of the Board as a whole was discussed by the Nomination and Succession Committee and subsequently by the full Board. Planned enhancements were discussed and are provided in the Annual Report.

The Deputy Chair discussed the evaluation report on the Chair's performance with the other Directors. Directors strongly commend the Chair's diligence, openness, Board preparation, knowledge of the business and positive relationship with the Chief Executive Officer.

They also highlight his skill in strengthening individual Director performance through coaching and feedback, which he provides in real-time via his regular contact with all Directors between meetings, rather than awaiting the formal annual process.

A full overview of the Board evaluation, can be found within the Governance section of the Annual Report for the year ended December 31, 2019.

BOARD DIVERSITY


Gender diversity
Female
42%
Male
58%


Non-executive Director tenure (years)
0-3
40%
4-6
10%
7-9
30%
9+
20%


Non-executive Director sector experience
Regulatory, Government affairs, Public policy
90%
Oil & gas, Extractives, Energy
60%
Strategy development
100%
Engineering, Industrial
70%
Consumer, marketing
80%
Accounting and Finance
80%


Director nationality
British
17%
Dutch
25%
American
25%
Canadian
17%
Brazilian
8%
Singaporean
8%

ATTENDANCE

Board meeting attendance for 2019 is provided on the right. The Board held eight scheduled meetings in 2019. For attendance at Committee meetings during the year, please refer to individual Committee Reports within the Annual Report.

[A] Ben van Beurden was not able to attend one Board meeting due to illness. He reviewed the key agenda topics and had a discussion with the Chair prior to the Board meeting. He also conveyed his opinions and comments on the matters to be considered via the Chairman of the Board.

[B] Neil Carson joined the Board in June 2019. Ahead of his appointment, he attended the Board meeting in May 2019. This is not reflected in the table as his appointment was not effective until June 1, 2019. Neil was unable to attend the Board meeting in October due to an immovable commitment which was scheduled prior to his appointment to the Shell Board.

Board Member	Meetings attended
Ben van Beurden[A]	7/8
Neil Carson[B]	3/4
Ann Godbehere	8/8
Euleen Goh	8/8
Charles O. Holliday	8/8
Catherine J. Hughes	8/8
Gerard Kleisterlee	8/8
Roberto Setubal	8/8
Sir Nigel Sheinwald	8/8
Linda G. Stuntz	8/8
Jessica Uhl	8/8
Gerrit Zalm	8/8

Shell Notice of Annual General Meeting 2020 17

18 Shell Notice of Annual General Meeting 2020 1. ATTENDANCE AND APPOINTMENT OF A PROXY To minimize public health risks, we strongly recommend against physical attendance at the AGM and instead encourage electronic voting or appointing a proxy to attend, speak and vote on your behalf. If you wish to appoint a proxy or, if allowed, and despite health risks, you plan to attend the AGM, please see the relevant section below depending on the way you hold your shares. There are several ways in which Royal Dutch Shell plc ordinary shares or an interest in those shares can be held. These include: ■ directly as registered shares in certificated or uncertificated form in a shareholder’s own name; ■ indirectly through Euroclear Nederland (via banks or brokers); ■ through the Royal Dutch Shell Corporate Nominee; ■ through another third - party nominee or intermediary company; or ■ as a direct or indirect holder of either A or B American Depositary Shares (ADSs) with the Depositary (JP Morgan Chase Bank N.A). Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights. Shareholders with registered shares in their own name or holding their shares through the Royal Dutch Shell Corporate Nominee ■ Registered holders of shares or shareholders who hold their shares in the Royal Dutch Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM. ■ Entitlement to attend and vote at the AGM will be determined by reference to the Company’s Register of Members. In order to attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Royal Dutch Shell Corporate Nominee no later than 19:30 (Dutch time), 18:30 (UK time) on Friday May 15, 2020. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the AGM is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Royal Dutch Shell Corporate Nominee at 19:30 (Dutch time), 18:30 (UK time), two working days before the date of the adjourned AGM. ■ A shareholder is entitled to appoint a proxy to exercise all or any of their rights to vote on their behalf and, if allowed by law, to attend and speak at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. Proxy Forms and, for participants in the Royal Dutch Shell Corporate Nominee, Voting Instruction Forms, must reach the Company’s Registrar no later than 10:00 (Dutch time) , 09:00 (UK time) on Friday May 15, 2020. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may, if allowed by law, still attend the AGM and vote in person, but they are requested to bring the Admittance Card with them to the AGM. ■ If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on 0800 169 1679 (UK) or +44 (0) 121 415 7073 to obtain an additional Proxy Form or, in the case of a participant in the Royal Dutch Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share. ■ If a shareholder does not specify how he or she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM. ■ If shares are held through the Royal Dutch Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares. ■ If two or more shareholders jointly hold shares in the Company, each shareholder may, if allowed by law, attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the register. Notice of Annual General Meeting 2020 SHAREHOLDER NOTES THIS SECTION CONTAINS INFORMATION RELATING TO THE FOLLOWING: 1. Attendance and appointment of a proxy 2. Corporate representatives 3. AGM webcast 4. Electronic voting and proxy appointment 5. CREST electronic proxy appointment 6. Audit concerns 7. Shareholders’ right to ask questions 8. Shareholders’ rights under Sections 338 and 338A of the Companies Act 2006 9. Electronic publication 10. Electronic addresses 11. Shares and voting rights 12. Documents available for inspection

19 Shell Notice of Annual General Meeting 2020 Shareholders holding their shares through Euroclear Nederland (via banks or brokers) Shareholders holding their shares through Euroclear Nederland B.V. (“Euroclear”) via banks and brokers are not included in the Company’s Register of Members – such shares are included in the Register of Members under the name of Euroclear . If shareholders who hold their shares through Euroclear wish to, if allowed by law: (i) attend the AGM; or (ii) appoint a proxy to attend, speak and vote on their behalf; or (iii) give voting instructions without attending the AGM, they must instruct Euroclear accordingly. To do this, shareholders are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, shareholders can choose such options electronically by accessing the website www.abnamro.com/evoting and following the online instructions. In all cases, the validity of the instruction will be conditional upon ownership of the shares at no later than 10:00 (Dutch time) , 09:00 (UK time) on Friday May 15, 2020. Any instruction, whether by hard copy or by electronic means, must be received by this time. Shareholders holding their shares through Euroclear and who indicate, if allowed by law, that they wish to attend the AGM will not receive an Admittance Card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. Holders of American Depositary Shares (ADSs) Registered ADS holders who, if allowed by law, wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the Depositary, JP Morgan Chase Bank N.A. Those who hold their ADSs beneficially through a bank or broker and wish to attend the AGM, if allowed by law, or have their votes cast on their behalf should contact their bank or broker as soon as possible. The Depositary, JP Morgan Chase Bank N.A., can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 651 453 2128 (from outside the USA). Holders of ADSs wishing to attend the AGM, if allowed by law, will not receive an Admittance Card and will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. 2. CORPORATE REPRESENTATIVES Any corporation that is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. 3. AGM WEBCAST To minimize public health risks, we strongly encourage you watch the AGM in the safety of your home via the webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the AGM. Shareholders who wish to follow the AGM via the webcast should log on to www.shell.com/AGM/webcast and follow the online instructions. The webcast is not interactive and it is not possible to vote or ask questions remotely. Shareholders should note that accessing any such webcast will be for information only. Participants will not be regarded as formally present at the meeting and nor will arrangements be made for participants to vote or speak at the meeting via any such webcast. The webcast may include the question and answer session, if held, with any shareholders who do attend, if allowed by law, and despite the public health risks, as well as background shots of those present in the auditorium. We may also arrange for photographs to be taken throughout the premises for the duration of the event to be kept in the Company’s photo library. These photographs may be used in future publications online or in print. If you attend the AGM in person, you may be included in photographs or in the webcast. Please note that the photographs and broadcast footage may be transferred outside the European Economic Area. A copy of the company’s Privacy Notices privacy policy can be found on our website at www.shell.com/privacy . 4. ELECTRONIC VOTING AND PROXY APPOINTMENT Registered shareholders and those who hold their shares through the Royal Dutch Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk . Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following: This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged. ■ This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the AGM in person and vote on behalf of the shareholder. However, we will comply with all Netherlands Government measures restricting physical attendance. ■ No special software is required in addition to internet access. ■ To register on the website www.sharevote.co.uk , it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form, or your Notice of Availability. These numbers are unique to the particular holding and the 2020 AGM and contain special security aspects to prevent fraudulent replication. ■ In the interests of security, the reference numbers will not be reissued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form. ■ An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via www.sharevote.co.uk and will not be accepted if found to contain a virus. ■ The final time for receipt of proxies is 10:00 (Dutch time) , 09:00 (UK time) on Friday May 15, 2020. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form; however, the new form must be received by the Registrar by this final time. If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted. 5. CREST ELECTRONIC PROXY APPOINTMENT CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear.com ). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received

20 Shell Notice of Annual General Meeting 2020 by the Registrar (ID RA 19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 6. AUDIT CONCERNS Under Section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the Auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid before the AGM in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under Section 527 of the Companies Act 2006, to publish on a website. 7. SHAREHOLDERS’ RIGHT TO ASK QUESTIONS Normally, any shareholder attending the AGM has the right to ask questions. However, due to the extraordinary circumstances caused by coronavirus concerns, the process this year is likely to be changed to enable swift completion of the formal AGM business and minimise health exposure risks to attendees, our employees and AGM support staff, and the public. Effective engagement with our shareholders is highly valued by the Chair and by the Board, and we continue to analyse potential solutions to facilitate engagement with our shareholders in an alternative way. This may include pre - registration of questions to either be answered at the AGM (likely via webcast) or on our website. If questions are taken at the AGM, the Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. See also “How to ask a question” on page 21. 8. SHAREHOLDERS’ RIGHTS UNDER SECTIONS 338 AND 338A OF THE COMPANIES ACT 2006 Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company: (i) to give to shareholders of the Company entitled to receive Notice, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company no later than Sunday April 5, 2020, being the date six clear weeks before the AGM, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request. 9. ELECTRONIC PUBLICATION A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.shell.com/AGM . 10. ELECTRONIC ADDRESSES Shareholders may not use any electronic address in this Notice or any related documents (including the Chair’s Letter or Proxy Forms) to communicate with the Company about proceedings at the 2020 AGM or the contents of this Notice other than for expressly stated purposes. 11. SHARES AND VOTING RIGHTS The total number of Royal Dutch Shell plc ordinary shares in issue as at March 11, 2020, is 7,832,456,263 shares (being 4,110,304,812 A shares and 3,722,151,451 B shares), and 50,000 sterling deferred shares. The A shares and the B shares carry one vote each but the sterling deferred shares have no voting rights. The Company holds no shares in treasury. 12. DOCUMENTS AVAILABLE FOR INSPECTION The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (public holidays excluded), will also be available for inspection at the AGM, if allowed by law, from 09:45 (Dutch time) on the day of the AGM until the conclusion of the AGM: ■ a copy of each Executive Director’s contract of service; ■ a copy of each Non - executive Director’s letter of appointment. Notice of Annual General Meeting 2020 SHAREHOLDER NOTES continued

21 Shell Notice of Annual General Meeting 2020 LOCATION, DATE AND TIME The AGM is currently scheduled to be held at Carel van Bylandtlaan 16, 2596 HR, The Hague, The Netherlands on Tuesday May 19, 2020 at 10:00 (Dutch time). We strongly recommend you not physically attend this meeting. If allowed and, despite the health risks, you opt to attend, please note the relevant attendance information below. Also, please register to receive AGM information in the “Keep up to date with Shell”, section of our website at www.shell.com/investor as we may need to change and/or postpone the meeting with short notice. HOW TO ASK A QUESTION Due to the extraordinary circumstances caused by coronavirus concerns, our normal AGM Question and Answer session is likely to be changed to enable swift completion of the formal AGM business and minimise health exposure risks to attendees, our employees and AGM support staff, and the public. Effective engagement with our shareholders is highly valued by myself and the Board, and we continue to analyse potential solutions to facilitate engagement with our shareholders in an alternative way. This may include pre - registration of questions to either be answered at the AGM (likely via webcast) or on our website. Although we are unlikely to hold a physical Question and Answer session at the AGM, if we do, there is likely to still be dedicated question points. In that case, ushers will also likely be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question. VOTING All resolutions for consideration at the AGM will be decided by way of a poll rather than a show of hands. This means that a shareholder has one vote for every share held. It reflects the Company’s established practice and ensures that shareholders, including shareholders who are not able to come to the AGM in person, have their votes taken into account. Poll cards will be distributed at the AGM for the purposes of voting. REFRESHMENTS As explained on page 3 of this Notice, there will be no refreshments at the AGM this year. SHAREHOLDERS WITH SPECIAL NEEDS If attendees are allowed, there will be an induction loop system for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM, if attendance is allowed by applicable law. SECURITY We will comply with all Netherlands Government measures restricting physical attendance. This may result in prohibiting attendance or restricting the number of attendees and potentially offering proxy forms at the entrance. For any attendees allowed, there will be a security check in the reception area at the venue, and a routine bag search will be undertaken. We may also institute health screens and allocate seating locations. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the event. Although unlikely, body searches may also be in operation. The use of electrical equipment and cameras will not be permitted during the AGM. As with previous years we do expect some AGM protest from certain groups or individuals if allowed by law. Therefore if you are allowed to attend, please continue to support the security measures we will have in place. PHOTOGRAPHY As referenced as part of the Webcast note above, although unlikely, we may still arrange for photographs to be taken throughout the premises for the duration of the AGM. These will be kept in the Company’s photo library. These photographs may be used in future publications online or in print. If you are allowed to attend the AGM in person, you may be included in photographs or in the webcast. Please note that the photographs and broadcast footage may be transferred outside the European Economic Area. A copy of the company’s Privacy Notices can be found on our website at www.shell.com/privacy . ATTENDANCE ARRANGEMENTS

Notice of Annual General Meeting 2020

APPENDIX: SUMMARY OF THE REMUNERATION POLICY

NOTE TO RESOLUTION 2
Consideration and approval of the Directors' Remuneration Policy

The current Directors' Remuneration Policy was approved at the 2017 AGM and, in accordance with the relevant legislation, permitted the Company to make payments to the Directors consistent with the policy for a period of three years. It is now necessary to seek shareholder approval for the Directors' Remuneration Policy for a further period of three years and Resolution 2, which is a binding vote, seeks such approval. The Board considers that the policy is appropriate to the Company's circumstances and should receive shareholder support.

In developing the revised Directors' Remuneration Policy, the Remuneration Committee (REMCO) has spent time considering the alignment of pay policies to Shell's strategy, listening to shareholder views, gathering input on executive pay market developments and reflecting on societal trends relating to executive pay. The conclusion of the Remuneration Committee is that Shell's existing remuneration structures are well aligned with strategy and effective in delivering pay for performance. However, a number of changes are proposed to simplify the policy and improve transparency, as well as keep pace with developing governance developments.

Engagement with shareholders has been critical in shaping these proposals. Notably in the development of the long-term incentive plan (LTIP) energy transition performance metric and in helping determine our approach to managing the quantum of pay outcomes. In 2018, Shell announced plans to link nearer-term targets to reduce the Net Carbon Footprint (NCF) of the energy products we sell to executive remuneration and, after consultation with major shareholders, included an energy transition measure in the 2019 LTIP grant. This energy transition performance measure will now be formalised into the 2020 policy. Similarly, following engagement with major shareholders, the target bonus and LTIP grant size for the CEO will be reduced under the new policy and greater emphasis placed on the discretionary management of pay outcomes by the Remuneration Committee, who will review the CEO's and Shell's performance and be prepared to make adjustments to ensure that the highest variable pay outcomes are only achieved for the highest quality of performance across all significant areas of activity.

A summary of the principle changes to the remuneration policy are set out below.

Remuneration element	Proposed changes to policy	Rationale for change
Annual Bonus	▪ Reduction of the CEO's target bonus from 150% to 125%. ▪ Removal of the individual performance factor for Executive Directors.	▪ **Simplification:** The asymmetry in the CEO's bonus structure and the inclusion of individual performance factors was creating undue complexity. ▪ **Transparency:** The annual bonus is now solely linked to the performance of Shell to support clarity and transparency of outcomes.
Long Term Incentive Plan	▪ Reduction of the maximum LTIP grant from 400% to 300% of base salary. ▪ Inclusion of an energy transition metric.	▪ **Management of Quantum:** To moderate the quantum of pay and assist the REMCO in managing the range of outcomes. ▪ **Alignment to Strategy:** Inclusion of the energy transition metric strengthens the LTIP's alignment to the strategy and purpose.
Discretion, malus & Clawback	▪ After reviewing the single figure outcomes for the year, the REMCO will consider an adjustment for the purposes of managing remuneration quantum, taking into account performance, the operation of the remuneration structures and any other relevant considerations. An explanation of any discretionary adjustment would be set out in the relevant Director's Remuneration Report. ▪ Alignment of malus and clawback provisions so that these are the same. Inclusion of corporate failure as an adjustment event. ▪ Amendment of provisions in the share plan such that for future grants, awards may be adjusted for any reason.	▪ **Corporate Governance:** Assist the REMCO in managing the risks from behavioural based incentive schemes. ▪ **Management of Quantum:** To assist the REMCO in managing the range of outcomes.

22 Shell Notice of Annual General Meeting 2020

Remuneration element	Proposed changes to policy	Rationale for change
Pension	▪ New Executive Directors who are members of a defined benefit pension arrangement will have their pensionable salary capped at the salary applicable immediately prior to appointment, with the exception of existing US base country participants who will have the bonus removed from the definition of pensionable base salary instead. The Executive Director will join a defined contribution scheme in their base country for contributions made in respect of salary above the defined benefit pensionable salary, or in exceptional circumstances, receive a cash allowance equivalent to the contribution above the cap. ▪ For recruitment: Explicit confirmation that new appointees, whether internally promoted or newly hired, will be provided with a pension in line with the wider workforce in their base country.	▪ **Management of Quantum:** To moderate the quantum of pay and assist the REMCO in managing the range of outcomes. ▪ **Corporate Governance:** To adopt best practice in line with external guidelines.
Shareholding requirement	▪ CFO requirement increased to 500% of base salary. ▪ Extended to apply for a period of two years post-employment (at the lower of the shareholding requirement or the number of shares held at departure).	▪ **Alignment with Shareholders:** Further aligns executives with the long-term interests of shareholders.

If approved, this new policy will come into effect from the date of the AGM for a period of up to three years. Further information is available in the Directors' Remuneration Report, on pages 137 to 138 of the 2019 Annual Report.

Shell Notice of Annual General Meeting 2020 23

Sustainability at Shell means providing more and cleaner energy solutions in a responsible manner Shell’s Sustainability Report focuses on the key sustainability challenges we face, the ways we are responding and our social, safety and environmental performance. Read more at: www.shell.com/sustainabilityreport Investor Handbook The Investors’ Handbook gives an overview of our global operations, shows how Shell has performed over the last five years, and covers our plans for the future . Read more at: www.shell.com/investorshandbook Follow @Shell on Twitter www.facebook.com/shell CHECK OUR LATEST NEWS ALL OUR REPORTS ARE AVAILABLE AT HTTP://REPORTS.SHELL.COM

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: April 28, 2020	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary